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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

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                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                                       ------------------------
                                                            SEC FILE NUMBER
                                                                0-14577
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                                                            CUSIP NUMBER
                                                             36473U 10 5
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(CHECK ONE):  / /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q
              / /Form N-SAR

          For Period Ended:  October 31, 1998
                            ---------------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ---------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
     Gantos, Inc.

Former Name if Applicable

Address of Principal Executive Office (STREET AND NUMBER)
     1266 E. Main Street, Fifth Floor
City, State and Zip Code
     Stamford, Connecticut  06902

PART II - RULES 12b 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On May 12, 1998 the Company announced a proposed merger between Gantos, Inc. and Hit or Miss, Inc. and HOM Holding, Inc. On November 3, 1998, the Company announced it had terminated the proposed merger. At least in part because of the announcement of the proposed merger, several members of the Company's financial staff resigned, including its Chief Financial Officer and its Principal Accounting Officer. In addition, during November and early December, the Company's remaining


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accounting staff was involved in preparing information in connection with the
Company's new Loan and Security Agreement, dated November 18, 1998, and various post-closing audits relating to that loan agreement, and in preparing budgets and projections for fiscal 1999, in addition to its preparation of the quarterly financial statements and analysis for the October 31, 1998 Form 10-Q. Despite these factors, the Quarterly Report on Form 10-Q was filed only a couple of hours after its due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          Bob Baker            (616)                   940-8720
     ------------------  --------------------     -------------------
          (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) /X/Yes / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?    /X/Yes  / /No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The response to this item is incorporated by reference to Part I to the Gantos, Inc. Quarterly Report on Form 10-Q for the Quarter ended October 31, 1998, filed with the Securities and Exchange Commission on December 16, 1998.


                                     Gantos, Inc.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 16, 1998                By:  /s/ ARLENE H. STERN
       -----------------------------         ----------------------------------
                                             Arlene H. Stern
                                             Its:  President
                                                  -----------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                          VIOLATIONS (SEE 18 U.S.C. 1001).

                                GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations of the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with this form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).